SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 1-11422

                           NOTIFICATION OF LATE FILING

(Check One):      __ Form 10-K     __ Form 11-K     __ Form 20-F     X Form 10-Q

__ Form N-SAR
         For Period Ended: June 30, 1998
__ Transition Report on Form 10-K           __ Transition Report on Form 10-Q
__ Transition Report on Form 20-F           __ Transition Report on Form N-SAR
__ Transition Report on Form 11-K
         For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:                 PennCorp Financial Group, Inc.
Former name if applicable:
Address of Principal executive office    590 Madison Avenue, 38th Floor
City, state and zip code:                New York, New York  10022

                                     PART II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

__ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

The Form 10-Q could not be filed within the prescribed time period without unreasonable effort or expense. This conclusion is based on the following facts:

1. On each of August 13, 1998 and August 14, 1998, the Company received a proposal for the purchase of its Career Sales Division.

2. The proposals provide for proceeds of such a sales transaction for that Division to be materially less than the Company's original expectations.

3. Because each of the proposals received for the Career Sales Division involved combinations of cash and securities, and because one of the proposals contains an offer to acquire additional assets of the Company not previously contemplated to be sold as part of the sale of the Career Sales Division, the Company has not had an adequate opportunity to evaluate with its financial advisor the relative values attributable to each transaction. In addition, as previously disclosed by the Company, the Company is evaluating the feasibility of, and the impact on its financial statements, of a possible spin-off of its Career Sales Division and is comparing the sales proposals to the possible spin-off. Accordingly, because of the late date on which the Company received these proposals, it has not been able to complete the analysis required by Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" relating to the carrying value of the Career Sales Division.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Scott D. Silverman            (301)                           656-1777
          (Name)                (Area Code)                   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                     X Yes __ No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                     X Yes __ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As each of the proposals received for the Career Sales Division involved combinations of cash and securities, and because one of the proposals contains an offer to acquire additional assets of the Company not previously contemplated to be sold as part of the sale of the Career Sales Division, the Company has not had an adequate opportunity to evaluate with its financial advisor the relative values attributable to each transaction. In addition, as previously disclosed by the Company, the Company is evaluating the feasibility of, and the impact on its financial statements, of a possible spin-off of its Career Sales Division and is comparing the sales proposals to the possible spin-off. Accordingly, because of the late date on which the Company received these proposals, it has not been able to complete the analysis required by Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" relating to the carrying value of the Career Sales Division.

The results of such analysis are expected to have a material impact on the Company's financial position and results of operations as of and for the six month period ended June 30, 1998.

Additionally, the Company anticipates a reduction in net income applicable to common stock primarily due to the reevaluation of reserve estimates aggregating approximately $27 million as well as an increase in certain other operating expenses aggregating approximately $19 million for the three month period ended June 30, 1998, as compared to the corresponding pro forma (including the statement of income of the Company as well as the acquisition of Southwestern Financial Corporation and Subsidiaries including financing thereof, and the acquisition of the interests of Messrs. Fickes and Stone in Knightsbridge Management LLC, Knightsbridge Capital LLC and Knightsbridge Consultants LLC including financing thereof, as though each had occurred on January 1, 1997) three month period ended June 30, 1997.

                         PENNCORP FINANCIAL GROUP, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by its behalf by the undersigned thereunto duly authorized.

Date:    August 14, 1998            By:     /s/Scott D. Silverman
                                            ---------------------
                                            Scott D. Silverman
                                            Executive Vice President,
                                            Chief Administrative Officer
                                            & General Counsel